UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 04534, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A .

2016 First Half Preliminary Operating Results

On July 21, 2016, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for the first half of fiscal year 2016. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfg.com).

The preliminary figures presented herein are based on the International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) and are currently being reviewed by our independent auditors and are subject to change.

1.	Preliminary Operating Results of KB Financial Group (Consolidated)

(Won in millions, %)		2Q 2016	1Q 2016	% Change Increase (Decrease) (Q to Q)	2Q 2015*	% Change Increase (Decrease) (Y to Y)
Operating revenue**	Specified Quarter	5,390,209	7,007,490	-23.08	5,402,522	-0.23
	Cumulative	12,397,699	7,007,490	—	10,652,892	16.38
Net operating profit	Specified Quarter	625,038	667,907	-6.42	397,893	57.09
	Cumulative	1,292,945	667,907	—	933,786	38.46
Profit before income tax	Specified Quarter	750,353	719,807	4.24	424,545	76.74
	Cumulative	1,470,160	719,807	—	1,166,264	26.06
Profit for the period	Specified Quarter	595,383	554,234	7.42	338,516	75.88
	Cumulative	1,149,617	554,234	—	951,671	20.80
Profit attributable to shareholders of the parent company	Specified Quarter	580,363	545,004	6.49	331,729	74.95
	Cumulative	1,125,367	545,004	—	936,694	20.14

*	The figures have been restated to reflect a change in the operating results of an affiliate.
**	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss, and other operating income.

2.	Preliminary Operating Results of Kookmin Bank (Consolidated)

(Won in millions, %)		2Q 2016	1Q 2016	% Change Increase (Decrease) (Q to Q)	2Q 2015	% Change Increase (Decrease) (Y to Y)
Operating revenue*	Specified Quarter	3,921,653	5,404,012	-27.43	4,093,851	-4.21
	Cumulative	9,325,665	5,404,012	—	7,934,081	17.54
Net operating profit	Specified Quarter	456,123	475,592	-4.09	302,447	50.81
	Cumulative	931,715	475,592	—	649,696	43.41
Profit before income tax	Specified Quarter	458,993	501,465	-8.47	318,610	44.06
	Cumulative	960,458	501,465	—	873,211	9.99
Profit for the period	Specified Quarter	355,937	387,249	-8.09	253,997	40.13
	Cumulative	743,186	387,249	—	730,189	1.78
Profit attributable to shareholders of the parent company	Specified Quarter	355,937	387,249	-8.09	253,997	40.13
	Cumulative	743,186	387,249	—	730,189	1.78

*	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss, and other operating income.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: July 21, 2016	By: /s/ Jungsoo Huh
(Signature)

	Name:	Jungsoo Huh
	Title:	Senior Managing Director